                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)

                              -------------------

                         MULTI-BENEFIT REALTY FUND '87-1
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                  CLASS A UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                              -------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                                  (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                              -------------------


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---------------------------                             ------------------------
CUSIP No.   NONE                      14D-1/A                     Page 2
---------------------------                             ------------------------
================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Sources of Funds

                                       AF
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                      5,183
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.4%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       OO
================================================================================

---------------------------                             ------------------------
CUSIP No.   NONE                      14D-1/A                     Page 3
---------------------------                             ------------------------
================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                           INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Sources of Funds

                                       WC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    DELAWARE
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                      5,183
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.4%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       PN
================================================================================

---------------------------                             ------------------------
CUSIP No.   NONE                      14D-1/A                    Page 4
---------------------------                             ------------------------
================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                            INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Sources of Funds

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    MARYLAND
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                      5,183
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.4%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       OO
================================================================================

---------------------------                             ------------------------
CUSIP No.   NONE                      14D-1/A                    Page 5
---------------------------                             ------------------------
================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Sources of Funds

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    MARYLAND
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     29,906
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                     31.1%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       CO
================================================================================

                       AMENDMENT NO. 4 TO SCHEDULE 14D-1

             This Amendment No. 4 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 of Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO"), originally filed with the Commission on September 23, 1998, as amended by Amendment No. 1 filed with the Commission on October 19, 1998, Amendment No. 2 filed with the Commission on November 17, 1998 and Amendment No. 3 filed with the Commission on December 15, 1998 (the "Schedule 14D-1"). The Schedule 14D-1 relates to the tender offer of the Purchaser for up to 7,500 of the outstanding Class A units of limited partnership interest (the "Class A Units") of Multi-Benefit Realty Fund `87-1 (the "Partnership"), at a purchase price of $55 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Schedule 14-D.


ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

             (a) - (b) At 5:00 p.m., New York time, on Monday, December 14, 1998, the Offer expired pursuant to its terms. A total of 5,183 Class A Units, representing approximately 5.4% of the outstanding Class A Units, were validly tendered and not withdrawn pursuant to the Offer. Prior to payment for those Class A Units by the Purchaser, the Partnership paid a cash distribution of $2.57 per Class A Unit. Accordingly, the Purchase Price was decreased by $2.57 per Class A Unit to $52.43 per Class A Unit in accordance with the terms of the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Class A Units at the revised price of $52.43 per Class A Unit.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999

                                          COOPER RIVER PROPERTIES, L.L.C.

                                          By:    Insignia Properties, L.P.,
                                                 its managing member

                                          By:    Insignia Properties Trust,
                                                 its general partner


                                          By:    /s/ PATRICK J. FOYE
                                                 ------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                          INSIGNIA PROPERTIES, L.P.

                                          By:    Insignia Properties Trust,
                                                 its general partner


                                          By:    /s/ PATRICK J. FOYE
                                                 ------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                          INSIGNIA PROPERTIES TRUST


                                          By:    /s/ PATRICK J. FOYE
                                                 ------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                          By:    /s/ PATRICK J. FOYE
                                                 ------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President




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